March 6, 2020

Attn: Tracey Houser; Terence O’Brien

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	GL Brands, Inc.
Form 10-K for Fiscal Year Ended June 30, 2019
Filed November 14, 2019
Form 10-Q for Fiscal Quarter Ended September 30, 2019
Filed January 31, 2020
File No. 000-55687
Form 8-K Filed June 4, 2019

Ladies and Gentlemen:

GL Brands, Inc. (the “Company”) provides the following response (the “Response Letter”) to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 26, 2020, relating to the above-referenced filings.

In response to the following enumerated comments in the Comment Letter, we respectfully submit the following responses:

1.	Please identify the framework management used to evaluate the effectiveness of internal control over financial reporting in accordance with Item 308(a)(2) of Regulation S-K. Please also describe the material weaknesses you have identified in concluding that your disclosure controls and procedures and internal control over financial reporting are ineffective as of June 30, 2019.

Response: We intend to amend Item 9A of the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2019 to include the following additional disclosure:

In evaluating the effectiveness of the Company’s internal control over financial reporting as of June 30, 2019, management used the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on the criteria established by COSO, management (with the participation of the CEO and CFO) identified the following material weaknesses in the Company’s internal control over financial reporting as of June 30, 2019, which arose from the limited number of number of staff at the Company and the inability to achieve proper segregation of duties:

The Company lacked effective controls for ensuring the accuracy of reporting over significant account balances, including the review, approval, and documentation of related transactions and account reconciliations and other complex accounting procedures.

The Company lacked effective controls because a majority of its Directors are not independent.

As a result of these material weaknesses, management concluded that the Company did not maintain effective internal control over financial reporting as of June 30, 2019, based on the criteria established in Internal Control – Integrated Framework (2013) issued by COSO.

2.	Please describe the material weaknesses you have identified in concluding that your disclosure controls and procedures are ineffective along with your plans to remediate those weaknesses in accordance with Item 308(a)(2) of Regulation S-K as required by Item 4 of the Form 10-Q.

Response: Item 4 of Form 10-Q only requires the Company to “[f]urnish the information required by Item 307 of Regulation S-K (§ 229.307 of this chapter) and Item 308(c) of Regulation S-K (§229.308(c) of this chapter). Item 4 of Form 10-Q does not require disclosure of information pursuant to Item 308(a) of Regulation S-K.

Item 307 of Regulation S-K requires disclosure “of the conclusions of the registrant's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant's disclosure controls and procedures (as defined in §240.13a-15(e) or §240.15d-15(e) of this chapter) as of the end of the period covered by the report, based on the evaluation of these controls and procedures required by paragraph (b) of §240.13a-15 or §240.15d-15 of this chapter.” Item 4 of the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019 (the “Quarterly Report”), included the conclusion of the Company’s CEO and CFO that the Company’s disclosure controls and procedures were not effective as of September 30, 2019.

Item 308(c) of Regulation S-K requires disclosure of “any change in the registrant's internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of §240.13a-15 or 240.15d-15 of this chapter that occurred during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.” Item 4 of the Quarterly Report included the disclosure that there were no changes in the registrant’s internal controls over financial reporting.

For those reasons, the Company does not believe additional disclosure in Item 4 is required.

3.	We note that you closed the acquisition of ECS Labs for $14 million paid in shares of your common stock on May 31, 2019, which exceeds your total assets as of June 30, 2018. In accordance with Item 9.01 of Form 8-K, please amend this Form 8-K to provide the required audited annual financial statements and any subsequent interim period for ECS Labs per Article 8-04 of Regulation S-X, and the pro forma financial information prepared in accordance with the guidance in Article 8-05 of Regulation S-X for the most recent annual and subsequent interim period provided.

Response: We intend to file the requisite Form 8-K/A with ECS Labs audited financial statements and proforma financial information as soon as our independent certifying accountant (the “Auditor”) has completed its audit of the historical financial statements of ECS Labs. The Auditor has indicated that it will likely take approximately 48 more days from March 6, 2020, for them to complete this audit as the Auditor is also in the process of auditing the Company’s financial statements for the Company’s fiscal year transition period ending December 31, 2019.

Thank you for your assistance and review.

Sincerely,

GL Brands, Inc.

/s/ Brian Moon

Brian Moon

Chief Financial Officer